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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                           MARKLAND TECHNOLOGIES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
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                         (Title of Class of Securities)

                                   570 658 104
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                                 (CUSIP Number)

                     SAUL LAURELES, C/O MAYER, BROWN & PLATT
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2001
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 570 658 104             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MARKLAND, LLC("Reporting Entity")
      EIN No.   Not Applicable

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity: Cayman Islands
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                  7     SOLE VOTING POWER

                        SEE ITEM 5 BELOW, (NOTE 1)
  NUMBER OF
   SHARES               Reporting Entity: 254,911,356
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING                         `       -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        Reporting Entity: 254,911,356
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                  10    SHARED DISPOSITIVE POWER

                        -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Reporting Entity: 254,911,356

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Reporting Entity: 85.0%
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14    TYPE OF REPORTING PERSON
      Reporting Entity: CO


CUSIP No. 570 658 104             SCHEDULE 13D
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                                     Page 2
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ITEM 1.   Security and Issuer

          This report pertains to the common stock, par $0.0001 per share, of Markland Technologies, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1413 Chestnut Avenue, Hillside, New Jersey 07205.

ITEM 2.   Identity and background:

          The person filing this statement is:

Markland, LLC, a limited liability company whose principal offices are c/o Harbour House, 2nd Floor, Waterfront Drive, P.O. Box 972, Road Town, Tortola, BVI.

          The name of the Executive Officers and Principal Members of Reporting
Entity:

Navigator Management Limited, the sole director, whose principal offices are c/o Harbour House, 2nd Floor, Waterfront Drive, P.O. Box 972, Road Town, Tortola, British Virgin Islands, BVI.

David Sims, President of Navigator Management Limited, whose principal offices are c/o Harbour House, 2nd Floor, Waterfront Drive, P.O. Box 972, Road Town, Tortola, British Virgin Islands, BVI.


ITEM 3.   Source and Amount of Funds or Other Consideration

          On March 16, 2001, the Board of Directors of the Issuer approved the acquisition of all of the outstanding capital stock of Vidikron of America, Inc., a Delaware corporation ("Vidikron"). The acquisition was also approved by both Vidikron's Board of Directors and by Markland, LLC, Vidikron's sole stockholder. The acquisition was effected pursuant to an Exchange Agreement and Plan of Reorganization (the "Exchange Agreement") among Markland, Vidikron and Markland, LLC. Pursuant to the terms of the Exchange Agreement, Markland LLC received 10 shares of Series B Convertible Preferred Stock (the "Series B Stock") which, when converted to common stock, would equal approximately 85% of the outstanding common stock of Markland, on a non-diluted basis.

          On June 21, 2001, pursuant to the filing of the Amendment to the Articles of Incorporation (the "Amendment") filed with the Florida Secretary of State, Quest Net changed its name to Markland Technologies, Inc. Upon filing of the Amendment, the Issuer effected a 40-for-1 reverse stock split in the outstanding shares of its common stock (the "Reverse Split"); concurrently, all outstanding shares of the Issuer's Series B Stock held by Markland, LLC automatically converted into Two Hundred Fifty-Four Million Nine Hundred Eleven Thousand Three Hundred Fifty-Six (254,911,356) shares of common stock, which represents approximately 85% of the outstanding shares of common stock of the Issuer.

          For more information with respect to the terms of the acquisition, reference is made to the Exchange Agreement and Plan of Reorganization attached as Exhibit 2.1 to the Issuer's Form 8-K filed on April 10, 2001.

ITEM 4.   Purpose of Transaction

          The Reporting Entity acquired the shares of common stock of the Issuer pursuant to the Exchange Agreement and Plan of Reorganization described above and incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 10, 2001.

          The Reporting Person does not have any definite proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j) inclusive of the instructions to Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of Issuer

          All of the information given below is as of November 1, 2001.

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                                     Page 3
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          Percentages are based on 299,909,713 shares of Common
Stock(post-split) outstanding as of October 11, 2001.

          The Reporting Person beneficially owns and has sole voting and dispositive power over 254,911,356 shares of common stock and shared voting power, approximately 85.0% shares of common stock.

          The Reporting Person has not effected transactions in the Issuer securities during the last 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

ITEM 7.   Material to be filed as Exhibits

          1.1 Exchange Agreement and Plan of Reorganization described above and incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 10, 2001.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2001                         MARKLAND LLC
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[Date]

                                         By: /s/  ARLENE DE CASTRO
                                             -----------------------------------
                                         Title: Navigator Management Ltd.
                                                Director
                                                --------------------------------



          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.









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